FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*

DLJ Merchant Banking Partners II, L.P. (See Attachment A for
additional Reporting Persons)
--------------------------------------------------------------
(Last)          (First)           (Middle)

277 Park Avenue
--------------------------------------------------------------
                (Street)

New York          NY               10172
--------------------------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

Thermadyne Holdings Corporation (TDHC)
--------------------------------------------------------------


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     12/99
--------------------------------------------------------------


5. If Amendment
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
       Form filed by One Reporting Person
   ---
    X  Form filed by More than One Reporting Person
   ---

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)
Common Stock                       1/29/99      X           222,634     (A)     $0.01     1,865,917           (I)       (1)(13)
                                                                                                                      (16)(18)(19)

Common Stock                       1/29/99      X             8,866     (A)     $0.01        74,309           (I)      (2)(13)(16)
                                                                                                                        (18)(19)

Common Stock                       1/29/99      X            10,948     (A)     $0.01        91,756           (I)      (3)(13)(16)
                                                                                                                        (18)(19)

Common Stock                       1/29/99      X            13,016     (A)     $0.01       109,090           (I)      (4)(14)(16)
                                                                                                                        (18)(19)

Common Stock                       1/29/99      X             4,834     (A)     $0.01        40,513           (I)      (5)(14)(16)
                                                                                                                        (18)(19)

Common Stock                       1/29/99      X            39,527     (A)     $0.01       331,285           (I)      (6)(16)((18)
                                                                                                                          (19)

Common Stock                       1/29/99      X             3,600     (A)     $0.01        30,170           (I)      (7)(13)(16)
                                                                                                                        (18)(19)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)






Common Stock                       1/29/99      X              702      (A)     $0.01       5,884             (I)     (8)(13)(16)
                                                                                                                        (18)(19)

Common Stock                       1/29/99      X            1,000      (A)     $0.01       8,378             (I)     (9)(13)(15)
                                                                                                                      (16)(18)(19)

Common Stock                       1/29/99      X            5,890      (A)     $0.01      49,368             (I)     (10)(17)(18)
                                                                                                                          (19)

Common Stock                       1/29/99      X           41,983      (A)     $0.01     351,864             (I)     (11)(15)(18)
                                                                                                                          (19)

Common Stock                       1/29/99      X              428      (A)     $0.01       3,590             (I)     (12)(15)(18)
                                                                                                                          (19)


FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
   (Instr. 3)           cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares


Class A Warrant for  $0.01++     12/22/99 P       275,255       Immed. 12/15/09 Common 275,255 $0.01++   275,255    (I)    (1)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X             222,634 Immed. 05/15/10 Common 222,634           275,255    (I)    (1)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P        10,962       Immed. 12/15/09 Common  10,962 $0.01++    10,962    (I)    (2)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X               8,866 Immed. 05/15/10 Common   8,866            10,962    (I)    (2)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P        13,536       Immed. 12/15/09 Common  13,536 $0.01++    13,536    (I)    (3)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X              10,948 Immed. 05/15/10 Common  10,948            13,536    (I)    (3)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock




Class A Warrant for  $0.01++     12/22/99 P        16,093       Immed. 12/15/09 Common  16,093 $0.01++    16,093    (I)    (4)(14)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X              13,016 Immed. 05/15/10 Common  13,016            16,093    (I)    (4)(14)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P         5,976       Immed. 12/15/09 Common   5,976 $0.01++     5,976    (I)    (5)(14)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X               4,834 Immed. 05/15/10 Common   4,834             5,976    (I)    (5)(14)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P        56,152       Immed. 12/15/09 Common  56,152 $0.01++    56,152    (I)    (6)(16)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01       1/29/99  X              39,527 Immed. 05/15/10 Common  39,527            56,152    (I)    (6)(16)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01++     12/22/99 P         4,451       Immed. 12/15/09 Common   4,451 $0.01++     4,451    (I)    (7)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X               3,600 Immed. 05/15/10 Common   3,600             4,451    (I)    (7)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P           868       Immed. 12/15/09 Common     868 $0.01++       868    (I)    (8)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X                 702 Immed. 05/15/10 Common     702               868    (I)    (8)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01++     12/22/99 P         1,236       Immed. 12/15/09 Common   1,236 $0.01++     1,236    (I)    (9)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X               1,000 Immed. 05/15/10 Common   1,000             1,236    (I)    (9)(13)
the Purchase of                                                                 Stock                                      (16)(18)
Shares of Common                                                                                                           (19)
Stock

Class A Warrant for  $0.01       1/29/99  X               5,890 Immed. 05/15/10 Common   5,890                 0    (I)    (10)(17)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01++     12/22/99 P        51,906       Immed. 12/15/09 Common  51,906 $0.01++    51,906    (I)    (11)(15)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01       1/29/99  X              41,983 Immed. 05/15/10 Common  41,983            51,906    (I)    (11)(15)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01++     12/22/99 P           530       Immed. 12/15/09 Common     530 $0.01++       530    (I)    (12)(15)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Class A Warrant for  $0.01       1/29/99  X                 428 Immed. 05/15/10 Common     428               530    (I)    (12)(15)
the Purchase of                                                                 Stock                                      (18)(19)
Shares of Common
Stock

Explanation of Responses:

++ Such Exercise Price subject to change.



By DLJ Merchant Banking II, Inc.
as Managing General Partner

    /s/ Ivy Dodes                         1/6/99
-------------------------------------- --------------
**Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                         Page 2
                                                                 SEC 1474 (7-96)

                                                                    ATTACHMENT A

                  ADDITIONAL REPORTING PERSONS AND SIGNATURES


          COMPANY                               ADDRESS
          -------                               -------

AXA ASSURANCES I.A.R.D. MUTUELLE       21/25, rue de Chateaudun
                                       75009 Paris, France

AXA ASSURANCES VIE MUTUELLE            Same as above

AXA COURTAGE ASSURANCE MUTUELLE        26, rue Louis-le-Grand
                                       75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE     Tour Franklin
                                       100-1-1 Terrasse Boieldieu
                                       Cedex 11
                                       92042 Paris La Defense, France

FINAXA                                 23, avenue Matignon
                                       75008 Paris, France


are Reporting Persons through their interest in the following entity:

AXA                                    9, Place Vendome
                                       75001 Paris, France

is a Reporting Person through its interest in The Equitable Companies Incorporated.

THE AXA VOTING TRUSTEES:

Claude Bebear                          c/o Secretaire General, AXA
Henri de Clermont-Tonnerre             23, avenue Matignon
Patrice Garnier                        75008 Paris, France
(collectively, the "AXA Voting
Trustees") pursuant to the Voting
Trust Agreement dated as of
May 12, 1992 with AXA.

          COMPANY                               ADDRESS
          -------                               -------

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")


By: /s/ Alvin H. Fenichel
    ------------------------------------
Name:  Alvin H. Fenichel
Title: Attorney-in-Fact


AXA FINANCIAL, INC.                    1290 Avenue of the Americas
                                       New York, NY 10104

By: /s/ Alvin H. Fenichel
    ------------------------------------
Name:  Alvin H. Fenichel
Title: Senior Vice President and Controller

AXA Financial, Inc. is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ")

DONALDSON, LUFKIN & JENRETTE, INC.     277 Park Avenue
                                       New York, N.Y. 10172

By: /s/ Marjorie White
    ------------------------------------
Name:  Marjorie White
Title: Vice President and Secretary

DLJ is a Reporting Person through its interest in DLJ Capital Investors, Inc. and UK Investment Plan 1997 Partners.

DLJ CAPITAL INVESTORS, INC.            277 Park Avenue
                                       New York, N.Y. 10172

By: /s/ Ivy Dodes
    ------------------------------------
Name:  IVY DODES
Title: Vice President

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJMB Funding II, Inc. and DLJ Merchant Banking II, Inc., DLJ Diversified Partners, Inc. and DLJ LBO Plans Management Corporation.

          COMPANY                               ADDRESS
          -------                               -------

DLJ LBO PLANS MANAGEMENT CORPORATION


By: /s/ Ivy Dodes
    ------------------------------------
Name:  IVY DODES
Title: Vice President

DLJ LBO Plans Management Corporation is a Reporting Person through its interest in DLJ First ESC, L.P., DLJ ESC II, L.P. and DLJ EAB Partners, L.P.

DLJ DIVERSIFIED PARTNERS, INC.


By: /s/ Ivy Dodes
    ------------------------------------
Name:  IVY DODES
Title: Vice President

DLJ Diversified Partners, Inc. is a Reporting Person through its interest in DLJ Diversified Partners, L.P. and DLJ Diversified Partners-A, L.P.

DLJMB FUNDING, INC.                    277 Park Avenue
                                       New York, N.Y. 10172

By: /s/ IVY DODES
    ------------------------------------
Name:  Ivy Dodes
Title: Vice President

DLJ MERCHANT BANKING II, INC.          277 Park Avenue
                                       New York, N.Y. 10172

(See Form 4 for signature of this Reporting Person)

DLJ Merchant Banking II, Inc. is a Reporting Person through its interest in DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Millennium Partners, L.P. and DLJ Millennium Partners-A, L.P.

(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II") which is a partnership.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A") which is a partnership.

(3) These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II") which is a partnership.

(4) These securities are beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified") which is a partnership.

(5) These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A") which is a partnership.

(6)  These securities are beneficially owned directly by DLJMB Funding II, Inc.

(7) These securities are beneficially owned directly by DLJ Millennium Partners, L.P. ("Millennium") which is a partnership.

(8) These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A") which is a partnership.

(9) These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB") which is a partnership.

(10) These securities are beneficially owned directly by UK Investment Plan 1997 Partners.

(11) These securities are beneficially owned by DLJ ESC II, L.P. ("ESC II") which is a partnership.

(12) These securities are beneficially owned by DLJ First ESC, L.P. ("ESC") which is a partnership.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and as Advisory General Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners") as General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly DLJ Diversified Associates, L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates, L.P. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation as Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of MB II INC, Diversified Partners and Funding II.

(17) These securities are beneficially owned indirectly by UK Investment Plan 1997, Inc. ("Plan 1997") General Partner of 1997 Partners. the undersigned disclaim beneficial ownership of these securities except with respect to Plan 1997's partnership interest in this entity.

(18) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of DLJCI and Plan 1997.

(19) As of October 1, 1999, AXA beneficially owns approximately 58% of the common stock of AXA Financial, Inc. ("AXA Financial") ("AXA Financial Common Stock"). The Mutuelles AXA indirectly, through Finaxa, and directly own shares of AXA and, acting as a group, the Mutuelles AXA indirectly control AXA. The

     Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of AXA Financial Common Stock into a voting trust. While AXA remains the beneficial owner of such AXA Financial Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Board or the Supervisory Board of AXA) will exercise all voting rights with respect to such AXA Financial Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.